Filed by Cleveland-Cliffs Inc. Commission File No.: 001-08944 Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: AK Steel Holding Corp Commission File No.: 001-13696

CLIFFS

Employee Q&A

1. What is being announced today?
    - We announced that we have reached an agreement to acquire AK Steel to create a vertically integrated producer of value-added iron ore and steel products.
    - Under the terms of the agreement, the fixed exchange ratio implies a consideration of $3.36 per share of AK Steel common stock, representing a 16% premium to AK Steel's stock price as of December 2, 2019, and a premium of 27% based on the 30-day volume weighted average price of AK Steel common shares.
    - Upon completion of the transaction, Cliffs shareholders will own approximately 68% and AK Steel shareholders will own approximately 32% of the combined company on a fully diluted basis.

2. Why is Cleveland-Cliffs acquiring AK Steel?
    - The transaction presents an opportunity to create a premier North American company by combining Cliffs, North America's largest producer of iron ore pellets, with AK Steel, a significant producer of innovative flat rolled carbon and stainless and electrical steel products.
    - The two businesses are highly complementary, and the combined company will benefit from a more diversified base of customers, high value products, and less overall emphasis on commodity-linked contracts.

3. How does AK Steel fit into Cleveland-Cliffs' growth strategy?
    - The combination with AK Steel provides Cliffs with immediate growth and a long-desired objective of a more diverse customer base, as well as a more predictable cash flow generation due to the nature of high-end automotive steel sales.
    - We believe there are a number of exciting growth opportunities that we can pursue as a combined company. For example, our balance sheet and self-sufficiency in pellets provide the combined company with the flexibility to pursue growth opportunities, including the future optionality to potentially utilize AK Steel's blast furnace in Ashland, Kentucky to produce merchant pig iron.

4. What are the benefits of a fully vertically integrated model?
    - The combined company will have a presence across the entire manufacturing process, from mining to pelletizing to the development and production of finished high-value steel products, and the integrated supply chain, which now provides AK Steel self-sufficiency in iron ore supply, will create significant cost savings.
    - We expect the combination to create significant opportunities to generate additional value from market trends across the entire value chain and enabling more consistent, predictable performance through market cycles.

5. What does today mean for me?
    - We do not anticipate that today's news will have any impact on your day-to-day role.
    - As part of a broader, more diversified company, we expect that over time it will lead to new and exciting opportunities for employees across our platform.

6. Will this news impact my current job responsibilities, compensation or benefits?

- We do not anticipate that today's news will have any impact on your role, compensation or benefits.
- AK Steel will operate as a subsidiary of Cliffs and will retain its brand and corporate identity.

7. Will I still report to the same location or work going forward?
    - Yes. Going forward there will be no change in your current work location. Until the deal closes, we need to operate as separate companies; it is business as usual until that time.
    - The combined Company's headquarters will remain in Cleveland.

8. Will there be office or facility closures?
    - We do not anticipate any office or facility closures as a result of this news.
    - In fact, we will explore the possibility in the future to be able to bring AK Steel's Ashland blast furnace back online to produce merchant pig iron.

9. How long will integration take? When will it start?
    - Integration will begin once the deal has closed, which we expect in the first half of 2020 (subject to approval by the shareholders of both companies, regulatory approvals and the satisfaction or waiver of customary closing conditions).
    - We will have more to communicate about integration at that time. For the vast majority of our employees, we do not anticipate significant changes.

10. Given the nature of AK Steel's business, what should we tell our customers?
    - We should tell our customers that this transaction will have no impact on them and will make Cliffs an even stronger business partner to them in the future.

11. Should I start reaching out to my AK Steel counterparts?
    - No. Until the transaction is complete, which we expect in the first half of 2020 (subject to approval by the shareholders of both companies, regulatory approvals and the satisfaction or waiver of customary closing conditions), we must operate as two separate and independent companies.
    - It is business as usual until that time.

12. What should we tell our business partners?
    - We should let our business partners know that this transaction will make us an even stronger partner for them going forward.

13. Who should we go to if we have additional questions?
    - We will also update this Q&A document as this process continues to unfold.

14. Who should we contact if we receive any inquiries from the media?
    - If you receive any inquiries from the media, please direct them to Patricia Persico, Director of Communications, at Patricia.Persico@clevelandcliffs.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "would," "target" and similar expressions, as well as variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits

thereof. These and other forward-looking statements reflect AKS's and CLF's current beliefs and judgments and are not guarantees of future results or outcomes. Forward-looking statements are based on assumptions and estimates that are inherently affected by economic, competitive, regulatory, and operational risks and uncertainties and contingencies that may be beyond AKS's or CLF's control. They are also subject to inherent risks and uncertainties that could cause actual results or performance to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include (i) the completion of the proposed transaction on the anticipated terms and timing or at all, including obtaining shareholder and regulatory approvals and anticipated tax treatment, (ii) potential unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, economic performance, indebtedness, financial condition, losses and future prospects, (iii) the ability of CLF to integrate its and AKS's businesses successfully and to achieve anticipated synergies, (iv) business and management strategies for the management, expansion and growth of the combined company's operations following the consummation of the proposed transaction, (v) potential litigation relating to the proposed transaction that could be instituted against AKS, CLF or their respective directors, (vi) the risk that disruptions from the proposed transaction will harm AKS' or CLF's business, including current plans and operations, (vii) the ability of AKS or CLF to retain and hire key personnel, (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction, (ix) uncertainty as to the long-term value of CLF's common stock, (x) continued availability of capital and financing and rating agency actions, (xi) legislative, regulatory and economic developments and (xii) unpredictability and severity of catastrophic events, including acts of terrorism or outbreak of war or hostilities, as well as management's response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Other factors that may present significant additional obstacles to the realization of forward looking statements or which could have a material adverse effect on AKS' or CLF's respective consolidated financial condition, results of operations, credit rating or liquidity are contained in AKS's and CLF's respective periodic reports filed with the SEC, including the AKS 10-K and CLF 10-K. Neither AKS nor CLF assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by applicable law.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction involving AK Steel Holding Corporation ("AKS") and Cleveland-Cliffs Inc. ("CLF"), CLF will file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a joint proxy statement of AKS and CLF, which also constitutes a prospectus of CLF. AKS and CLF may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that AKS or CLF may file with the SEC. The definitive joint proxy statement/prospectus will be sent to the shareholders of AKS and the shareholders of CLF. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by AKS or CLF through the web site maintained by the SEC at www.sec.gov. Documents filed with the SEC by AKS will also be available free of charge on the AKS website at www.aksteel.com or by contacting AKS's investor relations department. Documents filed with the SEC by CLF will also be available free of charge on CLF's website at clevelandcliffs.com or by contacting CLF's investor relations department:

AK Steel	Cleveland-Cliffs
513-425-5215	216-694-5700

PARTICIPANTS IN THE SOLICITATION

AKS, CLF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AKS' directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is set forth in AKS' Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 15, 2019 (the "AKS 10-K"), and its proxy statement filed with the SEC on April 10, 2019. Information regarding CLF's directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is set forth in CLF's Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 8, 2019 (the "CLF 10-K"), and its proxy statement filed with the SEC on March 12, 2019. Additional information regarding the interests of these participants and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Free copies of these documents may be obtained from the sources indicated above.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.